UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-39415

VASTA PLATFORM LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands (State of incorporation or organization)

Av. Paulista, 901, 5th Floor

Bela Vista, São Paulo – SP

01310-100, Brazil

+55 (11) 3133-7311
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

EXHIBIT
99.1	Press Release dated August 13, 2021 – Vasta Platform Limited announces today its financial and operating results for the second quarter of 2021

99.2	Vasta Platform Limited Unaudited Interim Condensed Consolidated Financial Statements as of June 30, 2021, and for the three- and six-month periods ended June 30, 2021 and 2020

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Vasta Platform Limited

By:	/s/ Mario Ghio Junior
	Name:	Mario Ghio Junior
	Title:	Chief Executive Officer

Date: August 16, 2021